Exhibit 99.4

NICE to Showcase Integrated Approach to Customer Experience
at CCW 2018

Contact center technology leader to present portfolio of solutions for delivering exceptional customer experience and driving service excellence through workforce optimization

Hoboken, N.J., – February 8, 2018 – NICE (Nasdaq: NICE) today announced that it will be presenting a unified portfolio of holistic solutions for perfecting customer experience and service excellence at Germany’s biggest contact center event, Call Center World (CCW) 2018 to be held from February 27 to March 1, 2018 at the Estrel Congress Center in Berlin.  NICE will showcase its solutions in Hall 4 Stand A4/B3, present a seminar as part of the CCW education program and host focused guided tours.

Recognized by Gartner as a leader in Workforce Engagement Management, NICE will be showcasing how to drive service excellence through workforce optimization with a focus on employee engagement. In addition, NICE will show how it can help companies to meet new European regulations such as the General Data Protection Regulation (GDPR) and the Markets in Financial Instruments Directive (MiFID). Improving operational performance as well as the total cost of ownership, NICE’s solutions can be run on-premise or as part of our dedicated cloud customer experience platform.

Highlights to be showcased at the event include:

•
NICE Workforce Optimization (WFO) is comprised of tightly integrated solutions, enabling organizations to improve agent productivity, identify performance gaps, deliver targeted coaching, and effectively forecast workloads and schedule staff. Adaptive WFO technology is an integral part of the solution suite which uses analytics-based modeling to dynamically personalize contact center processes, such as scheduling, coaching, training, evaluations, and motivational incentives, at an individual agent level.

•
GDPR Compliance Center, a dedicated solution for meeting GDPR requirements in the contact center. It provides actionable intelligence for proactive and corrective action aligned with the principles of GDPR as well as answers to the challenges faced by organizations globally in their efforts to comply with the regulation. It also supports a wide array of solutions for record keeping, PCI DSS, MiFID II consumer protection and privacy regulations, including HIPAA, SEC-17, CFPB, and more.

•
NICE InContact CXone, a cloud customer experience platform combining best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence. CXone runs on Amazon Web Services (AWS), utilizes microservices, and is based on an open, cloud native foundation, which provides full elasticity, rapid turn around and unparalleled reliability. It includes APIs and enables integrations with partner solutions as well as customer-specific extensions.

Don’t miss the NICE session - Wednesday, February 28, 2018 at 15:30 in Hall 2, Messeforum

As part of the CCW education program, Benedikt Dormann, Senior Business Consultant at NICE will present a seminar entitled “It takes one – Außergewöhnliche Customer Experience unter einem Dach”. The seminar will focus on sharing why it’s not technology that impresses but rather the experiences created with it, as well as what makes business as usual no longer an option. Mr. Dormann will also discuss why it’s all about being first today. This will be followed by a happy hour open to all CCW attendees at the NICE booth in Hall 4 Stand A4/B3 from 17:00 onwards.

NICE invites delegates to register for ten minute guided tours focused on quality management which it has been chosen to lead at the event. The tours will be brought three times a day to the NICE booth where Benedikt Dormann will share best practices of quality management.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by the NICE spokesperson, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.